

July 22, 2010

Mr. Mark W. Mayer
Vice President and Chief Accounting Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

   RE: Owens Corning
     Form 10-K for the year ended December 31, 2009
     Form 10-Q for the period ended March 31, 2010
     Form 8-K filed on February 17, 2010
     Schedule 14A filed on March 17, 2010
     File No. 1-33100

Dear Mr. Mayer:

  We have reviewed your response letter dated July 20, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Estimates

Impairment of Assets, page 38

1. We have reviewed your response to prior comment 2 from our letter dated July 6, 2010. Given that approximately 20% of property, plant, and equipment consists of precious metals used in your production tooling, we continue to believe that

you should expand your disclosures regarding precious metals. As previously requested, please address the following:

- Please disclose the amount of precious metals recorded in property, plant, and equipment as of the end of each period;
- In a similar manner to your response, please expand your disclosures to clearly state your consideration of these precious metals in your testing of the appropriate asset grouping for impairment. Specifically, it should be clear what consideration is given to these precious metals in determining whether an event or circumstance may be indicative of impairment as well as what consideration is given to these precious metals in your forecast of the expected future net cash flows in arriving at the estimated fair value of the related asset groupings. Please disclose what consideration you give to the precious metals in arriving at the estimated fair value of your corresponding asset groups. You should discuss any significant estimates and assumptions you make regarding these metals in your estimated fair value, including any assumptions regarding the length of time they will be used or the potential sale of the metals;
- In a similar manner to your response, please discuss what consideration you give to the current market price of these metals in your impairment assessment. Please disclose the extent to which current fair values are less than carrying values of precious metals, if applicable. Your disclosures could also explain that this difference does not impact the financial statements at this time but there could be a material charge related to precious metals in the event that there was a decrease in the expected cash flows associated with the asset groupings which include precious metals. This difference would only be recognized if the asset grouping as a whole had insufficient cash flows; and
- In a similar manner to your response, please disclose the estimated length of time it takes to consume these metals.

Please show us in your supplemental response what the revisions will look like.

* * * *

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief